UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALICO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value
(Title of Class of Securities)

016230104

(CUSIP Number of Class of Securities)

John E. Kiernan
10070 Daniels Interstate Court

Suite 100

Fort Myers, Florida 33913

(239) 226-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Darrell C. Smith, Esq. Tyler H. Gordon, Esq. Shumaker, Loop & Kendrick, LLP 101 E. Kennedy Boulevard Tampa, Florida 33602 (813) 229-7600	Robert J. Grammig, Esq. Richard B. Hadlow, Esq. Kristin L. Padgett, Esq. Holland & Knight LLP 100 North Tampa Street Tampa, Florida 33602 (813) 227-8500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$19,999,990	$2,490.00

(1)     The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 588,235 shares of common stock, par value $1.00 per share, at the price of $34.00 per share.

(2)     The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the value of the transaction.

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third-party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐     Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Alico, Inc., a Florida corporation (“Alico” or the “Company”), to purchase for cash up to 588,235 shares of its common stock, par value $1.00 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $34.00 per Share, without interest. Alico’s offer is being made upon the terms and subject to the conditions described in the Offer to Purchase, dated September 5, 2018 (the “Offer to Purchase”), a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed with this Schedule TO as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.                  Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated into this Schedule TO by reference.

Item 2.                  Subject Company Information.

(a)    The name of the issuer is Alico, Inc. The address and telephone number of the issuer’s principal executive offices are 10070 Daniels Interstate Court, Suite 100, Fort Myers, Florida 33913; (239) 226-2000.

(b)    The subject securities are Shares of Alico, Inc. As of August 31, 2018, there were 8,199,957 Shares outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated into this Schedule TO by reference.

(c)    Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated into this Schedule TO by reference.

Item 3.                  Identity and Background of Filing Person.

(a)    The filing person to which this Schedule TO relates is Alico, Inc. The business address and telephone number of the Company is set forth under Item 2(a) above. The names and business addresses of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated into this Schedule TO by reference.

Item 4.                  Terms of the Transaction.

(a)    The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated into this Schedule TO by reference.

(b)    Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated into this Schedule TO by reference.

Item 5.                  Past Contracts, Transactions, Negotiations and Agreements.

(e)    The information set forth in the Offer to Purchase under the headings “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated into this Schedule TO by reference.

Item 6.                  Purposes of the Transaction and Plans or Proposals.

(a)    Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated into this Schedule TO by reference.

(b)    Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated into this Schedule TO by reference.

(c)    Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated into this Schedule TO by reference.

Item 7.                  Source and Amount of Funds or Other Consideration.

(a)    Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated into this Schedule TO by reference.

(b)    Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated into this Schedule TO by reference. There are no alternative financing arrangements or financing plans for the Tender Offer.

(c)    Information regarding the source of funds set forth in the Offer to Purchase under the headings “Section 9 — Source and Amount of Funds” and “Section 16 — Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 8.                  Interest in Securities of the Subject Company.

(a)    The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated into this Schedule TO by reference.

(b)    The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated into this Schedule TO by reference.

Item 9.                  Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth under the heading “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated into this Schedule TO by reference.

Item 10.                Financial Statements.

(a)-(b)     Not applicable.

Item 11.                Additional Information.

(a)(1)      The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated into this Schedule TO by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2)      The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(3)     The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(4)     The information set forth under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated into this Schedule TO by reference.

(a)(5)     There are no material pending legal proceedings relating to the Offer.

(c)          The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Schedule TO by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.                Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 5, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 5, 2018.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 5, 2018.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Alico, Inc. on September 5, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 5, 2018).

(a)(5)(B)	The Company’s Form 8-K, filed with the SEC on September 5, 2018.

(b)	None.

(d)(1)(i)	Employment Agreement dated June 1, 2015 between Alico, Inc. and John Kiernan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on June 1, 2015).

(d)(1)(ii)	Separation and Consulting Agreement dated December 31, 2016 between Alico, Inc. and Clayton G. Wilson (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).
(d)(1)(iii)	Employment Agreement dated December 31, 2016 between Alico, Inc. and Remy W. Trafelet (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).
(d)(1)(iv)	Employment Agreement dated December 31, 2016 between Alico, Inc. and Henry R. Slack (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).
(d)(1)(v)	Employment Agreement dated March 27, 2013 between Alico, Inc. and George R. Brokaw (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).
(d)(1)(vi)	Offer of Employment Letter dated June 16, 2017 between Richard Rallo and Alico, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on August 7, 2017).
(d)(1)(vii)	Alico, Inc. Stock Incentive Plan of 2015 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 28, 2015).
(g)	None.

(h)	None.

Item 13.                Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John E. Kiernan
	Name:	John E. Kiernan
	Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated September 5, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 5, 2018.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 5, 2018.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Alico, Inc. on September 5, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 5, 2018).

(a)(5)(B)	The Company’s Form 8-K, filed with the SEC on September 5, 2018.

(b)	None.

(d)(1)(i)	Employment Agreement dated June 1, 2015 between Alico, Inc. and John Kiernan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on June 1, 2015).

(d)(1)(ii)	Separation and Consulting Agreement dated December 31, 2016 between Alico, Inc. and Clayton G. Wilson (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).

(d)(1)(iii)	Employment Agreement dated December 31, 2016 between Alico, Inc. and Remy W. Trafelet (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).

(d)(1)(iv)	Employment Agreement dated December 31, 2016 between Alico, Inc. and Henry R. Slack (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).

(d)(1)(v)	Employment Agreement dated March 27, 2013 between Alico, Inc. and George R. Brokaw (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).

(d)(1)(vi)	Offer of Employment Letter dated June 16, 2017 between Richard Rallo and Alico, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on August 7, 2017).

(d)(1)(vii)	Alico, Inc. Stock Incentive Plan of 2015 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 28, 2015).

(g)	None.

(h)	None.